

21002572

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VERITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. MANGUM STREET, SUITE 550
(No. and Street)

DURHAM   NC   27701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AMY SIMONSON (919) 354-3061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, TILLERY & ROBERTS, LLP
(Name – *if individual, state last, first, middle name*)

3605 GLENWOOD AVE., SUITE 350 RALEIGH   NC   27612
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AMY L. SIMONSON _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VERITY INVESTMENTS, INC. _____ , as of FEBRUARY 26 _____ , 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nyllia Mann
NOTARY PUBLIC
New Hanover County, NC
My Commission Expires January 13, 2026

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2020 and
December 31, 2019

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") as of December 31, 2020 and 2019, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Board of Directors
Page 2

Auditors' Report on Supplemental Information

The supplemental information in Schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2016.

Raleigh, North Carolina
February 25, 2021

VERITY INVESTMENTS, INC.
Table of Contents

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and December 31, 2019

	2020	2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 116,146	$ 101,187
Receivables	43,796	16,119
Prepaid expenses	8,790	5,852
Due from affiliate	-	4,372
Other current assets	-	-
Total assets	$ 168,732	$ 127,530
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ 9,600	$ 8,000
Commissions payable	37,822	9,253
Other payable	-	-
Income taxes payable	975	975
Total liabilities	48,397	18,228
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and oustanding	35,000	35,000
Retained earnings	85,335	74,302
	120,335	109,302
Total liabilities and stockholder's equity	$ 168,732	$ 127,530

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF INCOME
For the Years Ended December 31, 2020 and December 31, 2019

	2020	2019
Revenues:		
Brokerage commissions	$ 91,514	$ 33,586
12b-1 distribution fees	173,277	112,809
Municipal income	1,945	7
Other income	3,601	51
Total revenues	270,337	146,453
Expenses:		
Commission expense	178,746	70,883
Management fee	41,407	41,200
Professional fees	12,224	8,750
Dues and subsrcriptions	-	1,215
Outside services	10,237	1,119
Insurance	3,397	1,307
Licenses expense	12,892	17,173
Miscellaneous expense	(574)	241
Total expenses	258,329	141,888
Income before income taxes	12,008	4,565
Less: current provision for income taxes	975	975
Net income	$ 11,033	$ 3,590

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2020 and December 31, 2019

	Common Stock	Retained Earnings	Total
Balances at January 1, 2019	$ 35,000	$ 70,712	$ 105,712
Net Income for 2019	-	3,590	3,590
Balances at December 31, 2019	$ 35,000	$ 74,302	$ 109,302
Net Income for 2020	-	11,033	11,033
Balances at December 31, 2020	$ 35,000	$ 85,335	$ 120,335

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and December 31, 2019

	2020	2019
Cash flows from operating activities:		
Net income	$ 11,033	$ 3,590
Adjustments to reconcile net income to net		
cash (used) provided by operating activities:		
Cash flows from changes in:		
Receivables	(27,677)	(2,171)
Prepaid assets	(2,938)	4,295
Due to affiliate	4,372	(4,372)
Other current assets	-	-
Accrued expenses	1,600	(1,000)
Commissions payable	28,569	4,050
Other current liabilities	-	-
Income taxes payable	-	(1,638)
Net cash provided by (used in) operating activities	14,959	2,754
Net increase (decrease) in cash and cash equivalents	14,959	2,754
Cash and cash equivalents, beginning of year	101,187	98,433
Cash and cash equivalents, end of year	$ 116,146	$ 101,187
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company"). Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred. Commissions earned on trades of securities are recognized as income when the underlying transactions are completed. Other commission and fees are recorded when earned

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate income tax return, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if any, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The current provision for income for December 31, 2020 was $975, including both federal and state income tax expenses.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes*. Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2020 and December 31, 2019, respectively.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2020 and December 31, 2019, respectively. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising costs as they are incurred. There were no advertising expenses for the year ended December 31, 2020 and December 31, 2019, respectively.

Impact of COVID-19
In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 (COVID-19) outbreak a pandemic. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's operations, financial condition and cash flows.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2020, and December 31, 2019, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent of Verity Investments, Inc., and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition.

Total management fees for the year ended December 31, 2020 and December 31, 2019 were $41,407.10 and $41,200, respectively. At December 31, 2020, $0 was owed from Verity Financial Group, and $0 was owed from Verity Asset Management, Inc.

The allocations of the fees paid were as follows:

	2020	2019
To Verity Financial Group, Inc.	$ 3,600	$ 3,600
To Verity Asset Management, Inc.	37,807	37,600
	$ 41,407	$ 41,200

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2020 and December 31, 2019, the Company had excess net capital of $60,778 and $64,362, respectively. The Company's required minimum net capital is $25,000. At December 31, 2020 and December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .56 to 1 and .20 to 1, respectively.

NOTE 5 – REVENUE RECOGNITION

New Accounting Guidance Implementation
On January 1, 2019 the Company adopted ASU 2014-09 "*Revenue from Contracts with Customers.*" This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company applied the five-step method for analysis of its contracts with customers detailed in this ASU to all revenue streams and elected the cumulative effect approach. The implementation of this ASU did not have a material impact on the measurement or recognition of revenue from prior periods.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and service fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Transaction Based Commission Revenue – The Company buys and sells securities on behalf of its customers. Each time the customer enters into a buy transaction, the Company receives a commission. In instances where a contingent deferred sales charge may be imposed, the Company may also receive a contingent deferred commission in some instances where a customer enters into a sell transaction. Commissions are recognized on the trade date of the transaction. The Company believes that the performance obligation is satisfied at a point in time because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Service Fee Income – The Company offers registered investment products to customers and receives service trail compensation paid by the investment company, commonly referred to as 12(b)1 service fees. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Service fees are set as a flat fee against total assets held by a Customer, and may vary across different investment products. Service fees may be paid monthly or quarterly in arrears, and the timing of payments can vary across different investment companies. Service fee revenue is recognized as of the last day of the period covering the service fee calculation.

Disaggregated revenue from contracts with Customers

The following table presents revenue by major source.

Revenue from sale of Investment Company Shares	$	49,307
12(b)1 Service and Distribution Fees		173,277
Other		47,709
Total Disaggregated Revenue from Contracts with Customers	$	270,293
Interest Income		44
Total Revenue	$	270,337

NOTE 6 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 27, 2021, which is the date the financial statements were available to be issued.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Year Ended December 31, 2020

Computation of net capital:

Total ownership equity from statement of financial condition	$	120,335

Deductions and/or changes:
  Non-allowable assets:

Due from affiliate	-
Receivables from non-customers	4,680
Portion of broker-dealer receivables greater than commission payable	20,387
CRD deposits	700
Prepaid expenses	8,790
	34,557

Net capital	85,778

Computation of basic net capital requirement:
  Minimum net capital required:

Calculation (6-2/3% of aggregate indebtedness)	$	3,226		
Company requirement	$	25,000		
Net capital requirement (greater of the above)				25,000
Excess net capital			$	60,778

Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement	$	55,778

Computation of aggregate indebtedness:

Total liabilities from statement of financial condition	$	48,397
Percentage of aggregate indebtedness to net capital		56.42%

Net Capital Reconciliation:

Net Capital as per the FOCUS Report-Part IIA	$	85,778

There are no material differences from the preceding computation and the Company's corresponding
unaudited part II of Form X-17A-5 as of December 31, 2020.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
Supplemental Schedule of Computation and Reconciliation
of Net Capital Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2020 and December 31, 2019

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(i) of the Rule.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
Supplemental Schedule of Information Relating
to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020 and December 31, 2019

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2021



VERITY
Investments, Inc.

Independent Thinking.
Meaningful Results.

Verity Investments, Inc. – Exemption Report

Verity Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following for the year ended December 31, 2018:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Verity Investments, Inc.
I, Amy L. Simonson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____
Vice President, Finance & Operations, FINOP, Treasurer
February 25, 2021

Member FINRA, SIPC

280 South Mangum Street
550 Diamond View II
Durham, NC 27701

(919) 490.6717
(800) 247.6717
(919) 489.8939 fax

► www.verityinvest.com